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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forbes Medi-Tech Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3449071000

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No.

1.	Name of Reporting Person: Biotechnology Development Fund IV, L.P. ("BDF IV")		I.R.S. Identification Nos. of above persons (entities only): 52-2364993

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
464,523 shares, except that BioAsia Investments IV, LLC ("BioAsia"), the general partner of BDF IV, Frank Kung ("Kung") and Edgar Engleman ("Engleman"), members of BioAsia, may be deemed to have shared power to vote these shares.

		6.	Shared Voting Power: See response to Row 5.

		7.	Sole Dispositive Power: 464, 523 shares, except that BioAsia, the general partner of BDF IV, Kung and Engleman, members of BioAsia, may be deemed to have shared power to dispose of these shares.

		8.	Shared Dispositive Power: See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 464,523 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: PN

Page 2 of 8 pages

13G
CUSIP No.

1.	Name of Reporting Person: BioAsia Investments IV, LLC ("BioAsia")		I.R.S. Identification Nos. of above persons (entities only): 52-2364408

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 464,523 shares, which are directly owned by BDF IV. As the general partner of BDF IV, BioAsia may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 464,523 shares, which are directly owned by BDF IV. As the general partner of BDF IV, BioAsia may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 464,523 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: OO

Page 3 of 8 pages

13G
CUSIP No.

1.	Name of Reporting Person: Frank Kung ("Kung")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 464,523 shares, which are directly owned by BDF IV. Kung is a member of BioAsia, the general partner of BDF IV, and may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power:
464,523 shares, which are directly owned by BDF IV. Kung is a member of BioAsia, the general partner of BDF IV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 464,523 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: IN

Page 4 of 8 pages

13G
CUSIP No.

1.	Name of Reporting Person: Edgar G. Engleman ("Engleman")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,000 shares.

		6.	Shared Voting Power: 464,523 shares, which are owned directly by BDF IV. Engleman is a member of BioAsia, the general partner of BDF IV, and may be deemed to have shared power to vote these shares.

		7.	Sole Dispositive Power: 5,000 shares.

8.	Shared Dispositive Power:
464,523 shares, which are owned directly by BDF IV. Engleman is a member of BioAsia, the general partner of BDF IV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 469,523 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: IN

Page 5 of 8 pages

Item 1.

(a)	Name of Issuer:

Forbes Medi-Tech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

750 West Pender Street, Suite 200 Vancouver, BC V6C 2, Canada

Item 2.

(a)	Name of Person(s) Filing:

      BioAsia Investments IV, LLC, a Delaware limited liability company (“BioAsia”), Biotechnology Development Fund IV, L.P., a Delaware limited partnership (“BDF IV”), Frank Kung (“Kung”) and Edgar G. Engleman (“Engleman”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Forbes Medi-Tech Inc. (“Issuer”) as follows. BioAsia, BDF IV, Kung and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons.

      BioAsia is the general partner of BDF IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF IV. Kung, and Engleman are members of BioAsia and may be deemed to have indirect beneficial ownership of the shares of the Issuer directly owned by BDF IV.

(b)	Address of Principal Business Office or, if none, Residence:

      The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301

(c)	Citizenship:

      BDF IV is a Delaware limited partnership. BioAsia is a Delaware limited liability companies. Kung and Engleman are United States citizens.

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

3449071000

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4. Ownership

      Ownership as of April 22, 2005 is incorporated by reference to items (5)-(9) and (11) of the cover page for each Reporting Person. The shares include a warrant to purchase 220,917 shares of Common Stock.

Page 6 of 8 pages

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed in order to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Under certain circumstances set forth in the limited partnership agreement of BDF IV and the limited liability company operating agreement of BioAsia, the members of BDF IV and BioAsia may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

N.A.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2005

Biotechnology Development Fund IV, L.P., By: BioAsia Investments IV, LLC, General Partner

By:	/s/ Frank Kung
Frank Kung, Member

BioAsia Investments IV, LLC
By:	/s/ Frank Kung
Frank Kung, Member

/s/ Frank Kung
Frank Kung

/s/ Edgar G. Engleman
Edgar G. Engleman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100

Page 8 of 8 pages